UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Champions Oncology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

158704304

(CUSIP Number)

c/o PAR Investment Partners, L.P. One International Place, Suite 2401 Boston, MA 02110 Attn: Steven M. Smith (617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158704304

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,650,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,650,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,891,666**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes 241,666 shares of common stock issuable upon the exercise of stock options granted to Arthur G. Epker, III in his capacity as a director (the “Director Options”) of the Issuer that are vested or that will vest within 60 days (the “Option Shares”).
**	Includes the Option Shares. PAR Investment Partners, L.P. disclaims Section 13(d) beneficial ownership of the Option Shares and nothing contained in this report shall be deemed to be an admission that PAR Investment Partners, L.P. is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 104,026,506 shares of common stock of the Issuer outstanding as of March 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended January 31, 2015, filed on March 17, 2015.

CUSIP No. 016259103

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,650,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,650,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,891,666**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes the Option Shares.
**	Includes the Option Shares. PAR Group, L.P. disclaims Section 13(d) beneficial ownership of the Option Shares and nothing contained in this report shall be deemed to be an admission that PAR Group, L.P. is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 104,026,506 shares of common stock of the Issuer outstanding as of March 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended January 31, 2015, filed on March 17, 2015.

CUSIP No. 016259103

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,650,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,650,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,891,666**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%**
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the Option Shares.
**	Includes the Option Shares. PAR Capital Management, Inc. disclaims Section 13(d) beneficial ownership of the Option Shares and nothing contained in this report shall be deemed to be an admission that PAR Capital Management, Inc. is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 104,026,506 shares of common stock of the Issuer outstanding as of March 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended January 31, 2015, filed on March 17, 2015.

CUSIP No. 016259103

1.	Names of Reporting Persons. Arthur G. Epker, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,666*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 241,666*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,891,666**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%**
14.	Type of Reporting Person (See Instructions) IN

*	Consists of the Option Shares.
**	Includes 10,000,000 shares held directly by PAR Investment Partners, L.P. and 1,650,000 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, L.P. Mr. Epker disclaims Section 13(d) beneficial ownership of such shares and nothing contained in this report shall be deemed to be an admission that Mr. Epker is or may be the beneficial owner of such shares. The percentage of shares beneficially owned as set forth in row 13 is based on 104,026,506 shares of common stock of the Issuer outstanding as of March 13, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended January 31, 2015, filed on March 17, 2015.

STATEMENTS ON SCHEDULE 13D

Explanatory Statement.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to shares of Common Stock (“Common Stock”) of Champions Oncology, Inc. (the “Issuer”). This Amendment No. 2 is being filed on behalf of the following persons (collectively, the “Reporting Persons”): PAR Investment Partners, L.P., PAR Group, L.P., PAR Capital Management, Inc. and Mr. Arthur G. Epker, III. This Amendment No. 2 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on January 30, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D previously filed with the Securities and Exchange Commission on March 19, 2013 (“Amendment No. 1”, together with Initial Schedule 13D, the “Schedule 13D”). This Amendment No. 2 reflects certain changes to the rights and obligations of PAR Investment Partners, L.P. under investment agreements entered into between PAR Investment Partners, L.P. and the Issuer. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 2, the Schedule 13D remains unmodified.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”), and Mr. Epker. PAR Investment Partners, PAR Group, PAR Capital Management and Mr. Epker are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110. The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110. The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III, Edward L. Shapiro, Steven M. Smith and Michael J. Tucker is a shareholder of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro, Mr. Smith and Mr. Tucker is One International Place, Suite 2401, Boston, MA 02110.

The securities to which this Schedule 13D relates, other than the Option Shares, are held directly by PAR Investment Partners, and the Option Shares are held directly by Mr. Epker.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

On January 28, 2013, the Issuer and PAR Investment Partners entered into a Securities Purchase Agreement (the “2013 Securities Purchase Agreement”). The shares of common stock of the Issuer were purchased by PAR Investment Partners on January 28, 2013 at a purchase price of $0.50 per share as an investment in the ordinary course of business.

PAR Investment Partners paid an aggregate amount of approximately $5,000,000 to acquire beneficial ownership of 11,000,000 shares of Common Stock pursuant to the 2013 Securities Purchase Agreement. These were comprised of 10,000,000 shares of Common Stock and a warrant (the “2013 Warrant”) exercisable for 1,000,000 shares of Common Stock at the discretion of the warrant holder.

The 2013 Warrant also contained certain anti-dilution provisions. Upon the occurrence of certain dilutive events, these provisions provided for (i) the issuance of additional warrants to purchase shares of Common Stock for no consideration and (ii) an adjustment of the exercise price of the warrants.

In connection with the transactions contemplated by the 2015 Securities Purchase Agreement (as described in Item4 below), the exercise price of the 2013 Warrant was adjusted to $0.40 per share and the number of shares underlying the 2013 Warrant was adjusted to 1,650,000. The 10,000,000 shares of Common Stock issued to PAR Investment Partners under the 2013 Securities Purchase Agreement and the 1,650,000 shares of Common Stock underlying the 2013 Warrant are collectively referred to herein as the “Investment Shares.”

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

The Investment Shares were acquired for investment purposes and the Option Shares were granted to Mr. Epker in his capacity as a director of the Issuer.

Under the terms of the 2013 Securities Purchase Agreement, subject to certain conditions, the Issuer agreed to provide PAR Investment Partners with participation rights in the Issuer’s future equity financings. Furthermore, the 2013 Securities Purchase Agreement gave PAR Investment Partners the right to require the Issuer to repurchase the purchased shares for cash at the price of $0.50 per share upon a change of control or the sale or exclusive license of substantially all of the Issuer’s assets (the “Put Option”). The Put Option terminates upon the occurrence of certain events set forth in the 2013 Securities Purchase Agreement.

In addition, subject to certain conditions, the Issuer agreed to nominate a person designated by PAR Investment Partners to the Issuer’s board of directors. PAR Investment Partners has designated Mr. Epker, who was appointed as a director of the Issuer on March 1, 2013. In connection with this appointment, Mr. Epker entered into an Indemnification Agreement with the Issuer.

Pursuant to the original terms of the 2013 Warrant to purchase shares of the Issuer’s Common Stock, PAR Investment Partners was entitled to purchase 1,000,000 shares of Common Stock, subject to certain adjustments for dividends, combinations of stock, reorganizations or mergers, dilutive issuances or similar transactions, exercisable until January 28, 2018, at the exercise price of $0.66 per share.

On March 13, 2015, the Issuer disclosed on a Current Report on Form 8-K (the “Financing 8-K”) that it had entered into a Securities Purchase Agreement with certain purchasers (the “2015 Securities Purchase Agreement”). In connection with the transactions contemplated by the 2015 Securities Purchase Agreement, the Issuer and PAR Investment Partners amended and restated the 2013 Securities Purchase Agreement (the “Amended and Restated 2013 Securities Purchase Agreement”). The Issuer and PAR Investment Partners also entered into Amendment No. 1 to 2013 Warrants (the “2013 Warrant Amendment”) to (i) adjust the exercise price of the 2013 Warrant to $0.40 per share, (ii) adjust the number of shares underlying the 2013 Warrant to 1,650,000, (iii) eliminate the anti-dilution rights contained in the 2013 Warrant and (iv) extend the term of the 2013 Warrant to January 28, 2019.

As disclosed by the Issuer in the Financing 8-K, under the terms of the 2015 Securities Purchase Agreement, the investors have the right to require the Issuer to repurchase the purchased shares (the “2015 Investor Put Option”) for cash for $0.40 per share upon a change of control or sale or exclusive license of substantially all of the Issuer’s assets approved by the Issuer’s board of directors. The 2015 Investor Put Option terminates upon the achievement of certain financial and other milestones. The Amended and Restated 2013 Securities Purchase Agreement conforms aspects of the Put Option to the 2015 Investor Put Option.

In connection with the transactions contemplated by the 2015 Securities Purchase Agreement, the Issuer and certain investors, including PAR Investment Partners, entered into an amended and restated registration rights agreement (the “2015 Amended and Restated Registration Rights Agreement”) pursuant to which PAR Investment Partners has certain demand registration rights and “piggyback” rights to require the Issuer to register the Investment Shares on a registration statement being filed by the Issuer.

Each of PAR Investment Partners and Mr. Epker has also agreed with the Issuer not to exercise the 2013 Warrant and the Director Options, respectively, until the Issuer has amended its certificate of incorporation to increase the authorized shares of Common Stock.

In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the preceding paragraphs of this Item 4 of Schedule 13D and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Epker, in their fiduciary capacities as directors, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of its Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The foregoing descriptions are hereby qualified in their entirety by the Amended and Restated 2013 Securities Purchase Agreement, the 2015 Amended and Restated Registration Rights Agreement, and the 2013 Warrant Amendment, copies of which are attached to this Statement as Exhibits 99.2, 99.3, and 99.4, respectively, and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) As of March 13, 2015, PAR Investment Partners may be deemed to beneficially own 11,891,666 shares of Common Stock, representing approximately 11.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 10,000,000 shares held directly by PAR Investment Partners, 1,650,000 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. PAR Investment Partners disclaims beneficial ownership of the Option Shares.

As of March 13, 2015, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 11,891,666 shares of Common Stock, representing approximately 11.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 10,000,000 shares held directly by PAR Investment Partners, 1,650,000 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. PAR Group disclaims beneficial ownership of the Option Shares.

As of March 13, 2015, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 11,891,666 shares of Common Stock, representing approximately 11.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 10,000,000 shares held directly by PAR Investment Partners, 1,650,000 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. PAR Capital Management disclaims beneficial ownership of the Option Shares.

As of March 13, 2015, Mr. Epker may be deemed to beneficially own 11,891,666 shares of Common Stock, representing approximately 11.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 10,000,000 shares held directly by PAR Investment Partners, 1,650,000 shares underlying the 2013 Warrant that is held directly by PAR Investment Partners, and the Option Shares. Mr. Epker disclaims beneficial ownership of the Investment Shares.

The percentages of shares beneficially owned as set forth above are based on 104,026,506 shares of Common Stock outstanding as of March 13, 2015, as disclosed in Issuer’s Quarterly Report on Form 10-Q, for the period ended January 31, 2015, filed on March 17, 2015.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Items 3 and 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety to read as follows:

The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated March 23, 2015 is filed as Exhibit 99.1 hereto.

Exhibit 99.2	Amended and Restated 2013 Securities Purchase Agreement by and among the Issuer and PAR Investment Partners and certain other investors dated March 13, 2015. Incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 17, 2015.

Exhibit 99.3	2015 Amended and Restated Registration Rights Agreement, by and between the Issuer, PAR Investment Partners and certain other investors, dated March 13, 2015. Incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 17, 2015.

Exhibit 99.4	Amendment No. 1 to 2013 Warrants dated March 13, 2015. Incorporated herein by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed March 17, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2015

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Arthur G. Epker, III
Name: Arthur G. Epker, III
Title: Vice President of PAR Capital Management, Inc.

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Arthur G. Epker, III

Name: Arthur G. Epker, III
Title: Vice President of PAR Capital Management, Inc.

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Arthur G. Epker, III
Name: Arthur G. Epker, III
Title: Vice President of PAR Capital Management, Inc.

/s/ Arthur G. Epker, III
Arthur G. Epker, III